FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

June 13, 2007

Item 3: News Release:

A news release dated and issued on June 13, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Harry Barr to step down as chairman of CanAlaska Uranium Ltd.

Item 5: Full Description of Material Change:

Vancouver, British Columbia – June 13, 2007: CanAlaska Uranium Ltd. ((CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt)) – Harry Barr and The Board of Directors (the “Board”) of CanAlaska Uranium Ltd. (the “Company”) have announced that effective immediately, Harry Barr has elected to step down as Chairman of the Board of CanAlaska Uranium Ltd. Mr. Barr will concentrate on the other member companies within the International Metals Group, as President of Pacific North West Capital Corp., and Chairman of El Nino Ventures Inc and Freegold Ventures Limited.

Mr. Barr stated, “I would like thank our shareholders and the financial community who supported CanAlaska over the years. Without their continued support and belief, CanAlaska would not have been able to accomplish its objectives. I am exceptionally proud of the team of people I leave in charge of CanAlaska Uranium.  Mr. Peter Dasler, President, Dr. Karl Schimann, Manager Uranium Exploration Division and Mr. Emil Fung, Vice President Corporate Development, are in my opinion  one of the finest senior level management teams in the Uranium exploration business.  Together they have built one of the best technical exploration teams in the industry and I look forward to continuing to be a shareholder of this dynamic Uranium Company.  I would also like to make special mention of Mr. Gordon Steblin, CFO, Ms. Taryn Downing, Corporate Secretary, Ms. Charlotte Brown, Assistant Corporate Secretary, and Mr. Peter de Guia our IT manager. I would also like to thank all of the past and current directors, employees and consultants of CanAlaska whose countless hours of work and dedication have helped mould CanAlaska into the aggressive and focused Uranium exploration company that it is today. “

CanAlaska continues to build a strong technical, financial and administrative team of people and projects in Saskatchewan.  CanAlaska has 20 mineral projects in the Athabasca Basin area and is becoming internationally recognized through exploration projects. In addition Mr. Barr stated, “I am very proud that CanAlaska Uranium has matured to its current position as an industry leader in the search for uranium in the Athabasca Basin, which is host to the world’s richest uranium mines.  CanAlaska has recently secured significant long term international partnerships, and needs to become more fixed in its role in the Energy Industry.  These international partnerships will allow our company to develop its projects. I am very sure that my former partner, Mr. Kelly Dolphin (deceased1995) would be as proud as I am of CanAlaska which we co-founded in 1985.”

President Peter Dasler thanked Harry for his strong guidance and support with the rapid growth of CanAlaska.  “We would not be here now without Harry starting us on this path and supporting us. “On behalf of the Board of Directors, I would like to thank Harry for his years of service, guidance and support”.

The person responsible for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration continues in the Summer, 2007 exploration season at West McArthur and at 4 other significant projects.  The Company’s high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  An MOU has also been executed with Hanwha Corporation, a S. Korean conglomerate, to enter into joint exploration of CanAlaska’s Cree East Project.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th day of June, 2007.